Exhibit (a)(1)(ii)

700 Pennsylvania Drive Exton, Pennsylvania 19341 484.595.1500 p 484.595.1520 f www.adolor.com

COVER LETTER TO ELIGIBLE EMPLOYEES

July 22, 2009

TO:	Adolor Employees Eligible for the Offer to Exchange Certain Outstanding Options to Purchase Common Stock for Replacement Options to Purchase Common Stock

Adolor Corporation (“Adolor” or the “Company”) is offering eligible employees the opportunity to exchange outstanding options to purchase shares of its Common Stock granted under the Company’s Amended and Restated 1994 Equity Compensation Plan and/or Amended and Restated 2003 Stock-Based Incentive Compensation Plan that were issued more than 24 months prior to July 22, 2009, and have a per share exercise price equal to or greater than $7.00 (the “Eligible Options”) for new options to purchase fewer shares of its Common Stock at a lower exercise price (the “Exchange Program”).  Adolor is making this offer upon the terms and subject to the conditions described in the attached Offering Memorandum, Election Form and Notice of Withdrawal (which together with this cover letter, as they may be amended or supplemented from time to time, constitute the “Offer”).

Exchange Offer Package:

In connection with the Offer, attached please find the following items:

1.              Offering Memorandum — This document describes the terms and conditions of the Exchange Program and related information.  Pages 2 to 9 of the Offering Memorandum contain answers to a number of questions you may have about the Exchange Program.

2.              Election Form — This is the form you must properly complete and timely return if you elect to participate in the Exchange Program. The Election Form includes a detailed listing of your Eligible Options by tier and the number of Replacement Options that you would receive on the date of exchange (at various assumed stock prices) if you elect to participate in the Exchange Program and the Offer is not terminated.  Adolor will only accept delivery of an Election Form that has been fully completed and delivered in the manner indicated on the Election Form.

3.              Notice of Withdrawal — This is the form you must properly complete and timely return if you want to withdraw Eligible Options you previously tendered for exchange in the Exchange Program.

Eligibility:

You are eligible to participate in the Offer if you are a current employee of Adolor on July 22, 2009, remain continuously employed through the expiration date of the Offer and hold unexercised Eligible Options. If your employment with Adolor terminates for any reason after you tender Eligible Options for exchange in the Offer, but before the expiration date of the Offer, your tender will automatically be deemed withdrawn and you will not participate in the Exchange Program. The term “tender” describes your act of requesting that we exchange your Eligible Options for Replacement Options as described in the Offer.

How to Participate:

If you want to participate in the Exchange Program as to any tier of Eligible Options you hold, you must tender all of the Eligible Options included in such tier. If you do not complete and return the attached Election Form for receipt by the expiration date noted below, you will be deemed to have rejected the Offer.  Your completed Election Form should be (i) mailed or delivered to Adolor Corporation, Attention: Leah Zuber, (ii) faxed to 484-595-1582, Attention: Leah Zuber, or (iii) scanned and e-mailed to OptionExchange@adolor.com.

If you validly tender Eligible Options for exchange and cancellation, and such Eligible Options are accepted and cancelled as described in the Offer and the Offer is not terminated, you will receive a number of Replacement Options calculated pursuant to exchange ratios set forth in the attached Offering Memorandum.  In addition, your personalized Election Form identifies your Eligible Options and the number of Replacement Options that you would receive on the date of exchange (at various assumed stock prices) if you elect to participate in the Exchange Program and the Offer is not terminated.

Please read the information provided in the attached documents and carefully consider your decision before accepting or rejecting the Offer. Participation in the Exchange Program is completely voluntary. You must make your own informed decision whether to exchange your Eligible Options. Participation in the Offer involves certain risks that are discussed in the Offering Memorandum. You should read these materials carefully and understand all aspects of the Offer before deciding whether to participate. In addition, you should consult your personal financial, tax and legal advisors if you have questions about your situation.

Neither Adolor nor the Adolor Board of Directors makes any recommendation as to whether you should tender, or refrain from tendering, your Eligible Options for exchange in the Offer.  No one from Adolor is, or will be, authorized to provide you with advice, recommendations or additional information in this regard.  You must make your own decision whether to tender your Eligible Options.

Expiration:

The Offer will expire at 5:00 p.m. EDT on Wednesday, August 19, 2009 (the “expiration date”), unless this expiration date is extended.

Withdrawal:

You must properly complete and timely return the Notice of Withdrawal if you want to withdraw Eligible Options you previously tendered for exchange in the Exchange Program.  The deadline for submitting a Notice of Withdrawal is the same as the expiration date of the Offer.

Questions:

If you have any questions regarding the Exchange Program or the attached materials, please direct them via e-mail to OptionExchange@adolor.com.